Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 o: 206.883.2500 f: 206.883.2699

April 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Mara Ransom
Rufus Decker
Amy Geddes

Re:	Paymentus Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-l
Submitted March 22, 2021
CIK No. 0001841156

Ladies and Gentlemen:

On behalf of our client, Paymentus Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 7, 2021, relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on March 22, 2021), all page references herein correspond to the pages of Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 22, 2021

We depend upon several third-party service providers, page 23

1.

We note your response to comment 4. Given your disclosure on page 23 that the agreements impose significant security, compliance, and operational obligations on you and that you would incur significant expenses in arranging for replacement services, it appears that expanded disclosure regarding the terms of these agreements is necessary for investors to understand your arrangements with Braintree and other third-party service providers. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 24.

Securities and Exchange Commission

April 13, 2021

Capitalization, page 58

2.

Please put the pro forma and pro forma as adjusted columns back here and elsewhere in the filing, so that the only adjustments made to arrive at the pro forma as adjusted amounts from the pro forma amounts relate to the receipt and use of the offering proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 59 related to the pro forma column in order to clarify that the only adjustments reflected in that column are the receipt and use of the offering proceeds. The Company respectfully advises the Staff that there are no other adjustments required to be disclosed in a pro forma column that in turn would necessitate a separate pro forma as adjusted column for the receipt and use of the offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance and Non-GAAP Measures, page 65

3.

We have reviewed your response to comment 8. Please remove the current calculation of revenue less network fees and replace it with a reconciliation from the most comparable GAAP measure, gross profit. Also, revise your narrative disclosure here and on page 15 to clearly state why this non-GAAP measure provides useful information to investors. Specifically, address how the relationship between revenue and cost of sales related to network fees influences your gross profit. Refer to Items 10(e)(1)(i)(B) and (C) of Regulation S-K.

In response to the first part of the Staff’s comment, the Company has renamed “revenue less network fees” to “contribution profit” throughout Amendment No. 2 and provided a new reconciliation of contribution profit from gross profit on pages 16 and 67. Further, the Company has revised the disclosure on pages 16 and 66 to address the second part of the Staff’s comment.

4.

Please remove adjusted gross margin from your filing or use revenue, rather than revenue less network fees, in the denominator of its computation. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has removed adjusted gross margin from Amendment No. 2.

Business, page 79

5.

We note your response to comment 12 and re-issue the comment. Please revise your disclosure to more fully describe the differences between your relationships with your strategic partners and your IPN partners, including a more detailed discussion of your various fee structures and revenue sharing arrangements. To improve clarity, please consider providing additional examples of the relationships and how they differ. Also, we note that your business model relies on a mix of IPNs and strategic partners. While your supplemental response appears to state that none of your partners provide for the sale or purchase of a major part of the company's products and services, you do not directly address the impact to you if your largest IPN or strategic partners terminate their agreements with you. Please revise to explain. To provide additional context, please quantify the significance of these partners to your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6-8, 65 and 87-89.

austin        beijing        boston        brussels        hong kong        london        los angeles        new york        palo alto
san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission

April 13, 2021

Our Company, page 79

6.	Please revise to include the information contained in your supplemental response to comment 13 regarding your data collection practices.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 90.

Our Growth Strategies, page 88

7.

We note your response to comment 14. With respect to your international growth plans, it remains unclear whether you intend to focus on specific industries or specific target markets. Please revise to enhance your discussion of your international growth plans. If you do not currently have such plans, please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revisions to Previously Issued Financial Statements, page F-8

8.

We have reviewed your response to comment 16. The correction of this error was quantitatively material and changed your 2019 net loss attributable to common stock and net loss per share into net income attributable to common stock and net income per share. Please revise your 2019 financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7 related to the impact on both net income attributable to common stock and net income per share. Alternatively, provide us with a detailed analysis of the quantitative and qualitative factors you considered in determining that this error was not material. Refer to SAB Topic 1.M.

Although the Company considered the qualitative factors to be compelling in its overall assessment of the materiality of the error, the Company respectfully acknowledges the Staff’s comment and has amended the 2019 financial statements to label the Consolidated Statement of Operations for the year ended December 31, 2019 as restated on page F-4 and amended its footnote disclosure to reflect the restatement on page F-15, including the disclosures required by ASC 250-10-50-7.  The Company has also updated the risk factor on pages 35-36 to include the restatement.

* * *

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt
Michael Nordtvedt

cc:	Dushyant Sharma, Paymentus Holdings, Inc.

Securities and Exchange Commission

April 13, 2021

John Morrow, Paymentus Holdings, Inc.
Matt Parson, Paymentus Holdings, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Byron B. Rooney, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP